InterCloud Systems, Inc.
2500 N. Military Trial, Suite 275
Boca Raton, FL 33431

January 25, 2013

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  William H. Thompson
                    Accounting Branch Chief

Re:	InterCloud Systems, Inc.
Form 8-K
Filed January 18, 2013
File No. 0-32037

Dear Mr. Thompson:

InterCloud Systems, Inc., a Delaware corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 22, 2013 (the “Comment Letter”), with respect to the Company’s Current Report on Form 8-K, filed with the Commission on January 18, 2013 (the “Form 8-K”).  The Company hereby files via EDGAR its response to the Comment Letter.  The text of the Staff's comments is set forth in italics below, followed by the Company’s responses.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the Form 8-K.

Item 4.01 Changes in Registrant’s Certifying Accountant

Dismissal of Previous Independent Registered Public Accounting Firm

1.           Please revise your disclosure in the second paragraph to state that Sherb’s report on your financial statements for each of the past two years contained an explanatory paragraph describing an uncertainty about your ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Response:  In response to the Comment Letter, the Company has filed an amendment (the “Amendment”) to the Form 8-K disclosing that Sherb’s audit reports for the Company’s financial statements as of and for the fiscal years ended December 31, 2011 and 2010 contained a qualification as to the uncertainty of the Company’s ability to continue as a going concern.

2.           We note that you intend to file Exhibit 16 by amendment. Please note that you should file an updated letter from Sherb & Co. in the amendment filed in response to our comment. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response:  The Company has provided Sherb with a copy of the Amendment and requested that Sherb provide an updated letter in response to the amended disclosure contained in the Amendment as required by Items 304(a)(3) and 601(b)(16) of Regulation S-K.

* * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the subject filings.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the subject filings do not foreclose the Commission from taking any action with respect to subject filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark E. Munro
Mark E. Munro
Chief Executive Officer